EXHIBIT 12.2
NRG ENERGY, INC. AND SUBSIDIARIES
COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES
AND PREFERRED STOCK DIVIDEND REQUIREMENTS

	For the Year Ended December 31,
	2014	2013(a)	2012(a)	2011(a)	2010
	(in millions except ratio)
Earnings:
Income/(loss) from continuing operations before income tax	$135	$(634)	$(12)	$(646)	$753
Less:
Distributions and equity in earnings of unconsolidated affiliates	49	84	2	9	(19)
Impairment charge on equity method investment	—	99	2	495	—
Capitalized interest	(29)	(130)	(140)	(80)	(36)
Preference dividends - tax effected	(90)	(14)	(14)	(14)	(14)
Add:
Fixed charges	1,345	1,051	878	945	692
Amortization of capitalized interest	20	14	11	7	4
Total Earnings:	$1,430	$470	$727	$716	$1,380

Fixed Charges:
Interest expense	$1,228	$932	$671	$808	$600
Interest capitalized	29	130	140	80	36
Amortization of debt issuance costs	35	33	32	26	25
Amortization of debt discount	(50)	(67)	9	6	7
Approximation of interest in rental expense	13	9	12	11	10
Preference dividends - tax effected	90	14	14	14	14
Total Fixed Charges:	$1,345	$1,051	$878	$945	$692
Ratio of Earnings to Combined Fixed Charges and Preference Dividends	1.06	0.45	0.83	0.76	1.99

(a)
The ratio coverage for the year ended December 31, 2013, 2012 and 2011 was less than 1:1. NRG would have needed to generate additional earnings of $581 million, $151 million and $229 million, respectively, to achieve a ratio coverage of 1:1.